Securities and Exchange Commission,

Washington, D.C. 20549

____________

SCHEDULE 13E-3
(RULE 13E-100)

RULE 13E-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
____________

CHURCH LOANS & INVESTMENTS TRUST ®
(Name of the Issuer)

CHURCH LOANS & INVESTMENTS TRUST ®
(Name of Person Filing Statement)

Shares of Beneficial Interest, $0.00 Par Value per Share
(Title of Class of Securities)

#171366107
(CUSIP Number of Class of Securities)

B.R. McMorries Church Loans and Investments Trust 5305 W. Interstate 40 Amarillo, Texas 79106 (806) 358-3666

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communication on Behalf of Person(s) Filing Statement)

Copies to:

John M. Welch, Esq. Chester A. Klotz, Esq. Squire Sanders & Dempsey L.L.P. 40 N. Central Ave., Suite 2700 Phoenix, AZ 85004 (602) 528-4000

This statement is filed in connection with (check the appropriate box):
a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*		Amount of filing fee**
$3,830,058.00		$273.09

*Estimated maximum price to be paid in lieu of fractional shares of beneficial interest to person who would hold less than one whole share of beneficial interest of record after the proposed reverse share split and based on an amount per share equal to the product obtained by multiplying (A) $3.00 by (B) the total number of shares of common shares owned by all such shareholders of record immediately prior to the reverse share split.

**Determined pursuant to Rule 0-11(b)(1) as $3,830,058 multiplied by 0.0000713.

☐  Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

RULE 13E-3 TRANSACTION STATEMENT

This Rule 13e-3 transaction statement on Schedule 13E-3 is filed by Church Loans and Investments Trust (the “Trust”) in connection with its proposed (i) 1-for-2,448 reverse share split of the Trust’s common shares of beneficial interest (“Common Shares”) with a cash payout for fractional shares less than one whole share resulting from the reverse split (the “Reverse Share Split”), (ii) 2,448-for-1 forward share split to be effective following the Reverse Share Split (the “Forward Share Split”) and (iii) conversion of all outstanding Common Shares held by record shareholders owning fewer than 7,000 shares following the Reverse Share Split and the Forward Share Split to a new class of Series A Preferred Shares (the “Series A Conversion”). Following the Series A Conversion, the Trust will have fewer than 300 holders of its Common Shares and will terminate the registration of its Common Shares under the Securities and Exchange Act of 1934 (the “Exchange Act”).

Filed contemporaneously herewith or with prior filings are (i) the notice of special meeting of shareholders and preliminary proxy statement (the “Proxy Statement”) and (ii) a form of proxy that will accompany the Proxy Statement. The Proxy Statement will be distributed to the Trust’s shareholders in connection with a special meeting of the shareholders to be held on ____________, 2010 (the “Special Meeting”). At the Special Meeting, the shareholders will be requested to vote on proposed amendments to the Trust’s Declaration of Trust, which will (i) set the number of authorized shares of beneficial interest of the Trust at 100,000,000, (ii) authorize the Board of Trust Managers (the “Board”) to classify shares of beneficial interest in the Trust to the maximum extent permitted by the Texas Business Organizations Code, (iii) authorize the new class of Series A Preferred Shares, (iv) authorize the Reverse Share Split, (v) authorize the Forward Share Split, and (vi) authorize the Series A Conversion. Amendments 3 through 6 above are conditioned on the passage of all of amendments 3 through 6; amendments 1 and 2 are not similarly conditioned on the passage of any other amendment. Shareholders whose fractional shares are cashed out as a result of the Reverse Share Split will receive a cash payment equal to $3.00 per pre-split share.

The Trust has securities registered under the Exchange Act and consequently is subject to Regulation 14A of the Exchange Act. The Trust is filing this Schedule 13E-3 with the Securities and Exchange Commission contemporaneously with the preliminary Proxy Statement filed by the Trust pursuant to Regulation 14A of the Exchange Act.

In accordance with General Instruction F to Schedule 13E-3, the information set forth in the Proxy Statement (including the appendices thereto) is incorporated herein by reference in response to Items 1 through 14 of this Schedule 13E-3, in the manner and to the extent specified below. In addition, the Trust has incorporated by reference certain financial information contained in its annual report on Form 10-K and quarterly report on Form 10-Q as specified below.

This Schedule 13E-3 (and the documents that have been incorporated herein by reference) contain certain forward-looking statements and information with respect to the financial condition, results of operations, and business of the Trust. These forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are based on the beliefs and assumptions of management of the Trust and on information available to management at the time that these disclosures were prepared. These statements might be identified by the use of words like “expect,” “anticipate,” “estimate,” and “believe,” variances of these words and other similar expressions. You should not place undue reliance on forward-looking statements that reflect management’s view only on the date hereof. A number of important factors could cause actual results to differ materially from those in the forward-looking statements.

ITEM 1.  SUMMARY TERM SHEET.

The information set forth in the Proxy Statement under the caption “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

(a)

The name of the Trust is Church Loans and Investments Trust. The Trust’s principal executive office is located at 5305 W. Interstate 40, Amarillo, TX 79106, and its business telephone number is (806) 358-3666.

(b)

As of September 30, 2009, the Trust had 10,217,094 Common Shares, no par value, issued and outstanding.

(c)

The information required by this Item is set forth under “Information About the Trust – Market Price of Common Shares and Related Information” in the Proxy Statement and incorporated herein by reference.

(d)

The information required by this Item is set forth under “Information About the Trust - Market Price of Common Shares and Related Information” in the Proxy Statement and incorporated herein by reference.

(e)

The Trust has not made an underwritten public offering of the Trust’s Common Shares for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A (Securities Act Rule 251 through 263).

(f)

The Trust has not purchased any of its Common Shares in the past two years.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

(a)

The filing person to which this Schedule 13E-3 relates is Church Loans and Investments Trust. The name, business address and business telephone number of the Trust is set forth in Item 2(a) above. The information set forth in the Proxy Statement under the caption “Information About the Trust - Officers and Trust Managers” and “-Security Ownership of Officers, Trust Managers and 5% Shareholders” is incorporated herein by reference.

(b)

Not applicable.

(c)

The name and employment information with respect to each executive officer and director of the Trust is set forth in the Proxy Statement under the caption “Information About the Trust - Officers and Trust Managers” and such information is incorporated herein by reference. None of the Trust Managers or executive officers has been convicted in a criminal proceeding during the past five (5) years (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five (5) years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the individual from future violations of, or prohibiting activities subject to, federal or state securities laws, or finding of any violation of federal or state securities laws. Each of the Trust Managers and executive officers is a citizen of the United States.

ITEM 4.  TERMS OF THE TRANSACTION.

(a)

The information required by this item is set forth in the Proxy Statement under the captions “Summary Term Sheet”, “Questions and Answers”, “Special Factors”, “Description of the Amendment and Recapitalization”, and “Additional Special Meeting Information - Vote Required for Approval” and incorporated herein by reference.

(c)

The information set forth in the Proxy Statement under the captions “Special Factors - Recommendation of the Board; Fairness of Recapitalization”, “Special Factors - General Effects of Recapitalization”, “Special Factors - Additional Effects of Recapitalization on Affiliated Shareholders”, and “Special Factors - Additional Effects of Recapitalization on Non-Affiliated Shareholders” is incorporated herein by reference.

(d)

The information set forth in the Proxy Statement under the caption “Description of the Amendment and Recapitalization - Dissenters’ Rights” is incorporated herein by reference.

(e)

Security holders will be entitled to access the Trust’s corporate records in the manner permitted by applicable federal and Texas state law. The information set forth in the Proxy Statement under the caption “Special Factors - Recommendation of the Board; Fairness of the Recapitalization” is incorporated herein by reference. Except as otherwise referenced herein, the issuer is making no special provision to grant unaffiliated security holders access to its corporate files, nor is it making any special provision to allow unaffiliated security holders to obtain counsel or appraisal services at the expense of the Trust.

(f)

The information required by this item is set forth in the Proxy Statement under the captions “Special Factors - General Effects of Recapitalization - Liquidity of Shares” and is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information set forth in the Proxy Statement under the caption “Information About the Trust - Security Ownership of Officers, Trust Managers and 5% Shareholders” is incorporated by reference. Except as otherwise described therein, the following responses are applicable.

(a)(1)

Not applicable.

(a)(2)

The information included in the Proxy Statement under the caption “Information About the Trust - Past Contacts, Transactions, Negotiations, and Agreements” is incorporated herein by reference.

(b)

Not applicable.

(c)

Not applicable.

(e)

The information included in the Proxy Statement under the caption “Information About the Trust - Past Contacts, Transactions, Negotiations, and Agreements” is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b)

The information in the Proxy Statement under the caption “Description of the Amendment and Recapitalization - Anticipated Accounting Treatment” is incorporated herein by reference.

(c)

The information set forth in the Proxy Statement under the captions “Summary Term Sheet”, “Questions and Answers”, “Special Factors - Purposes of the Recapitalization”, “Special Factors - General Effects of the Recapitalization”, “Special Factors - Business of the Trust after the Recapitalization”, and “Description of the Amendment and Recapitalization” is incorporated herein by reference.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a)

The information set forth in the Proxy Statement under the captions “Summary Term Sheet”, “Questions and Answers”, “Special Factors - Background of the Transaction”, and “Special Factors - Purposes of the Recapitalization” is incorporated herein by reference.

(b)

The information set forth in the Proxy Statement under the caption “Special Factors - Alternatives Considered” is incorporated herein by reference.

(c)

The information set forth in the Proxy Statement under the captions “Summary Term Sheet”, “Questions and Answers”, “Special Factors - Background of the Transaction”, “Special Factors - Purposes of the Recapitalization”, “Special Factors - Other Alternatives Considered”, and “Special Factors - Recommendation of Board of Trust Managers; Fairness of Recapitalization” is incorporated herein by reference.

(d)

The information set forth in the Proxy Statement under the captions “Summary Term Sheet”, “Special Factors - Purposes of the Recapitalization”, “Special Factors - General Effects of the Recapitalization”, “Special Factors - Additional Effects of Recapitalization on Affiliated Shareholders”, “Special Factors - Additional Effects of Recapitalization on Non-Affiliated Shareholders”, “Special Factors - Business of the Trust after the Recapitalization” and “Special Factors - Material United States Federal Income Tax Consequences” is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

(a)

The information set forth in the Proxy Statement under the caption “Special Factors - Recommendation of the Board; Fairness of the Recapitalization” is incorporated herein by reference.

(b)

The information set forth in the Proxy Statement under the captions “Special Factors - Recommendation of the Board; Fairness of the Recapitalization” and “Special Factors - Opinion of Financial Advisor” is incorporated herein by reference.

(c)

The information set forth in the Proxy Statement under the captions “Special Factors - Recommendation of the Board; Fairness of the Recapitalization” is incorporated herein by reference.

(d)

The information set forth in the Proxy Statement under the captions “Special Factors - Recommendation of the Board; Fairness of the Recapitalization” is incorporated herein by reference.

(e)

The information set forth in the Proxy Statement under the captions “Special Factors - Recommendation of the Board; Fairness of the Recapitalization” is incorporated herein by reference.

(f)

Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)

The information set forth in the Proxy Statement under the captions “Special Factors - Recommendation of Board of Trust Managers; Fairness of the Recapitalization”, “Special Factors - Opinion of Financial Advisor” and “Special Factors - Background of the Transaction” is incorporated herein by reference.

(b)

The information set forth in “Special Factors - Opinion of Financial Advisor” of the Proxy Statement is incorporated herein by reference.

(c)

The written opinion dated December 23, 2009 delivered to the Trust’s Board of Trust Managers by The Bank Advisory Group, L.L.C. (“The Bank Advisory Group”) will be made available for inspection and copying at the principal executive offices of the Trust at 5305 W. Interstate 40, Amarillo,

TX 79106 during the Trust’s regular business hours by any interested equity security holder of the Trust or representative who has been so designated in writing. A copy of The Bank Advisory Group’s December 23, 2009 written opinion will be mailed by the Trust to any interested Trust shareholder or representative who has been so designated in writing upon written request to the Trust and at the expense of the requesting shareholder. In addition, the information set forth in the Proxy Statement under the caption “Special Factors - Opinion of Financial Advisor” as well as Appendix B to the Proxy Statement titled “Opinion of Financial Advisor,” is incorporated herein by reference.

ITEM 10.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)

The information set forth in the Proxy Statement under the captions “Special Factors - General Effects of the Recapitalization” and “Description of the Amendment and Recapitalization - Source and Amount of Funds” is incorporated herein by reference.

(b)

Not applicable.

(c)

The information set forth in the Proxy Statement under the caption “Description of the Amendment and Recapitalization - Fees and Expenses” is incorporated herein by reference. The foregoing expenses will be paid by the Trust.

(d)

The information set forth in the Proxy Statement under the captions “Special Factors - General Effects of the Recapitalization” and “Description of the Amendment and Recapitalization - Source and Amount of Funds” is incorporated herein by reference.

ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)

The information set forth in the Proxy Statement under the caption “Information About the Trust - Security Ownership of Officers, Trust Managers and 5% Shareholders” is incorporated herein by reference.

(b)

Not applicable.

Except as otherwise set forth herein, neither the Trust nor any executive officer, director, affiliate or subsidiary of the Trust, nor any of the Trust’s or any subsidiary’s pension, profit sharing, or similar plan, has engaged in any transaction in the Trust’s Common Shares during the past sixty (60) days.

ITEM 12.  THE SOLICITATION OR RECOMMENDATION.

(d)

The information set forth in the Proxy Statement under the captions “Information About the Trust - Security Ownership of Officers, Trust Managers and 5% Shareholders”, “Additional Special Meeting Information - Who Can Vote at the Special Meeting”, and “Special Factors - Recommendation of the Board; Fairness of Recapitalization” is incorporated herein by reference.

(e)

The information set forth in the Proxy Statement under the caption “Special Factors - Recommendation of the Board; Fairness of Recapitalization” is incorporated herein by reference.

ITEM 13.  FINANCIAL STATEMENTS.

(a)

The financial statements and accompanying notes to the financial statements included in (i) the Trust’s the Trust’s Annual Report on Form 10-K for the fiscal year ended March 31, 2009, as filed with the SEC, and (ii) the Trust’s quarterly report on Form 10-Q for the period ending September 30, 2009, as filed with the SEC, are incorporated herein by reference. In addition, the information included in “Financial Information of the Trust”, “Additional Information” and “Incorporation of Certain Documents by Reference” in the Proxy Statement is incorporated herein by reference.

(b)

The information set forth in the Proxy Statement under the caption “Financial Information of the Trust – Selected Consolidated Pro Forma Financial Information” is incorporated herein by reference.

ITEM 14.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)

Not applicable.

(b)

The information set forth in the Proxy Statement under the caption “Additional Special Meeting Information - Solicitation of Proxies” is incorporated herein by reference.

ITEM 15.  ADDITIONAL INFORMATION.

(b)

Not applicable.

ITEM 16.  EXHIBITS.

16(a) Preliminary Proxy Statement of the Company, Notice of the Special Meeting of Shareholders, and related information,* including:

Appendix A: Form of Articles of Amendment to Declaration of Trust of Church Loans and Investments Trust

Appendix B:  Opinion of Financial Advisor

16(b)  Loan Agreement dated January 31, 2009 entered into by and between Church Loans and Amarillo National Bank.**

16(c) Opinion of Financial Advisor dated December 23, 2009 ***

16(d)  Not applicable.

16(f)  Not applicable.

16(g)  Not applicable.

*Incorporated by reference to the Trust’s preliminary Schedule 14A, filed with the SEC on December 23, 2009.

**Incorporated by reference to the Trust’s Form 10-Q for the quarterly period ended December 31, 2008, under File No. 000-08117.

***Incorporated by reference to Appendix B to Exhibit 16(a).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHURCH LOANS AND INVESTMENTS TRUST

By: /s/ B.R. McMorries

B.R. McMorries

Chairman of the Board

Dated: December 23, 2009

EXHIBIT INDEX

Exhibit List

Exhibit No.	Description
16(a)(2)(i)	Notice of Special Meeting and Preliminary Proxy Statement*
16(a)(2)(ii)	Form of Articles of Amendment to Declaration of Trust of Church Loans and Investments Trust*
16(b)(i)	Loan Agreement dated January 31, 2009 entered into by and between Church Loans and Amarillo National Bank.**
16(c)(i)	Opinion of Financial Advisor dated December 23, 2009 ***
16(d)	Not applicable.
16(f)	Not applicable.
16(g)	Not applicable.

*Incorporated by reference to the Trust’s preliminary Schedule 14A, filed with the SEC on December 23, 2009.

**Incorporated by reference to the Trust’s Form 10-Q for the quarterly period ended December 31, 2008, under File No. 000-08117.

***Incorporated by reference to Appendix B to Exhibit 16(a)(2)(i).